UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

September 29, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -             .

EXHIBIT INDEX

Exhibit	Description
99.1

Seventh Supplemental Agreement relating to a £535,000,000 term loans and £90,000,000 revolving credit facilities agreement dated 14 December 1999 as amended, supplemented and/or restated on 14 January 2000, 16 January 2000, 28 April 2000, 12 April 2001, 9 April 2003, 1 March 2004 and 16 September 2004.

99.2	Term Loan and Revolving Credit Facilities dated 14th December, 1999 as amended and restated pursuant to a seventh supplemental agreement dated 23 September 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 29, 2004

UNITED BISCUITS FINANCE PLC

(Registrant)

By:	/s/ Malcolm Ritchie
Name:	Malcolm Ritchie
Title:	Chief Executive Officer